SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 May 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 23 May 2019 re: Director/PDMR Shareholding

23 May 2019

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF A TRANSACTION BY A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND THEIR CONNECTED PERSONS

On the 22 May 2019, the Group was notified by António Horta-Osório of the following transfers:
●        250 American Depositary Receipts ("ADRs") in the Group to his daughter, Maria Costa Pinto Horta-Osório,
●        250 ADRs in the Group to his daughter, Margarida Costa Pinto Horta-Osório, who at that time was a connected person, and
●        250 ADRs in the Group to his son, Pedro Costa Pinto Horta-Osório, who at that time was a connected person,
(each ADR representing four ordinary shares of 10 pence each in the Group) in each case on 21 December 2011 and for nil consideration.

António Horta-Osório also transferred:
●            5,000 ADRs in the Group to his daughter, Maria Costa Pinto Horta-Osório,
●        2,400 ADRs in the Group to his daughter, Margarida Costa Pinto Horta-Osório, who at that time was a connected person, and
●        2,200 ADRs in the Group to his son, Pedro Costa Pinto Horta-Osório, who at that time was a connected person,
(each ADR representing four ordinary shares of 10 pence each in the Group) in each case on 24 May 2012 and for nil consideration.

The ADRs are listed on, and the transactions took place on, the New York Stock Exchange.

António Horta-Osório currently holds 28,122,134 ordinary shares of 10 pence each in the Group (including holdings of connected persons).

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                              +44 (0) 20 7356 3522
Head of Media Relations
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 23 May 2019